                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

STEVEN SUZZAN                                        DIRECT DIAL: (212) 318-3092
PARTNER                                              TELEPHONE:   (212) 318-3000
SSUZZAN@FULBRIGHT.COM                                FACSIMILE:   (212) 318-3400

                                 August 19, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Registration Statement on Form F-3 Relating to Ordinary Shares
             and ADSs of Randgold Resources Limited
             --------------------------------------

Ladies and Gentlemen:

         On behalf of Randgold Resources Limited, enclosed for filing is a
Registration Statement on Form F-3 in connection with the registration of shares of Ordinary Shares and ADSs of Randgold Resources Limited. The Form F-3 is being filed via electronic transmission pursuant to Rule 901(b) of Regulation S-T.

         If the Commission wishes to discuss this filing, please contact the undersigned at (212) 318-3092.

                                                          Very truly yours,

                                                          /s/ Steven Suzzan

Enclosure